# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avis Budget Group, Inc., CIK 0000723612
CUSIP: 053774105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 379 Interpace Parkway, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001446580-25-000108
Filed by CIK 0001446580

## Reporting persons
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,275,526; sole dispositive power 0; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- SIG Brokerage, LP: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,275,526; sole dispositive power 0; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Fundamental Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 45,210; shared voting power 1,275,526; sole dispositive power 45,210; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Investment Group: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 214,000; shared voting power 1,275,526; sole dispositive power 214,000; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Portfolio Strategies, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 13,230; shared voting power 1,275,526; sole dispositive power 13,230; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,003,086; shared voting power 1,275,526; sole dispositive power 1,003,086; shared dispositive power 1,275,526; aggregate amount beneficially owned 1,275,526 (3.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: Avis Budget Group, Inc.
Address of issuer's principal executive offices: 379 Interpace Parkway, Parsippany, NJ 07054

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Avis Budget Group, Inc. (the "Company").

(i) G1 Execution Services, LLC
(ii) SIG Brokerage, LP
(iii) Susquehanna Fundamental Investments, LLC
(iv) Susquehanna Investment Group
(v) Susquehanna Portfolio Strategies, LLC
(vi) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of SIG Brokerage, LP, Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group, Susquehanna Portfolio Strategies, LLC and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Susquehanna Investment Group consists of options to buy Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 909,500 Shares.

The Company's Quarterly Report on Form 10-Q, filed on October 28, 2025, indicates that there were 35,196,992 Shares outstanding as of October 22, 2025.
Percent of class: 3.6
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
99 Joint Filing Agreement*

* Previously filed

## Signatures
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (02/12/2026)
- SIG Brokerage, LP: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (02/12/2026)
- Susquehanna Fundamental Investments, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (02/12/2026)
- Susquehanna Investment Group: /s/ Brian Sopinsky, Brian Sopinsky, General Counsel (02/12/2026)
- Susquehanna Portfolio Strategies, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (02/12/2026)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (02/12/2026)